GeoGlobal Resources Inc.

Supplement to Prospectus dated December 3, 2007

This supplement is filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, to correct the stockholdings of the named persons indicated in the list of Selling Securityholders appearing on pages 16 and 17 of the Prospectus dated December 3, 2007 of GeoGlobal Resources Inc.

Name of Selling Securityholder	Shares Beneficially Owned Prior to this Offering	Shares Beneficially Owned Offered for Selling Securityholder Account	Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering
MA Deep Ltd. (1)	61,200	61,200	0	*

*           Less than 1%.

(1)	MA Deep Ltd. advises that the following persons are the authorized signing officers and exercise voting and/or investment power over the shares: Colin Smith, Scott Nelson and John Osborn.

The date of this Supplement is December 19, 2007.